Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

(gonzalo_olivera@tgs.com.ar)

María Victoria Quade, Investor Relations

(victoria_quade@tgs.com.ar)

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Mariana Crespo, Associate Director mcrespo@hfgcg.com Tel: (646) 284-9407

TGS Confirms Fourth Quarter and Year-Ended December 31, 2003 Earnings, Announced Through the Press Release Dated February 5, 2004

FOR IMMEDIATE RELEASE: Wednesday, February 11, 2004

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) announced that, today, its Board of Directors approved the financial statements for the fourth quarter and fiscal year ended December 31, 2003. The earnings and exhibits reported in the Company’s press release issued on February 5, 2004 were confirmed.

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A.. ("CIESA"), which together with Petrobras Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.